

Mail Stop 4631

June 1, 2010

David Cheng Lee
President and Director
Golden Century Resources Limited
Suite 1200, 1000 N. West Street
Wilmington, Delaware 19801

> **Re:** **Golden Century Resources Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 0-52842**

Dear Mr. Lee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant